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SEC FILE NUMBER
8-44559

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Sunrise Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue, 23rd Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel — (212) 897-1688
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name - if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

DD 3/17

DD

Sunrise Securities Corp.
Statement of Financial Condition
December 31, 2014

Sunrise Securities Corp.

Oath or Affirmation

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Shareholder's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report.
[ ] Statement of Exemption from Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Nathan Low, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Sunrise Securities Corp. as of December 31, 2014, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer

Title

Notary Public

MARCIA KUCHER, NOTARY PUBLIC
State of New York No. 03-4667377
Qualified in Bronx County
Certificate filed in New York County
Commission Expires Sept. 30, 2018

Sunrise Securities Corp.
Table of Contents
December 31, 2014

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Shareholder of
Sunrise Securities Corp.

We have audited the accompanying statement of financial condition of Sunrise Securities Corp. (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sunrise Securities Corp. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
March 12, 2015

Sunrise Securities Corp.

Statement of Financial Condition
December 31, 2014

Assets	
Cash	$ 5,565
Due from broker	86
Securities owned, at fair value	1,494,336
Due from affiliate	1,759,934
Due from employees	13,500
Prepaid expenses and other assets	66,758
Total assets	$ 3,340,179
Liabilities and Shareholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 11,744
Contingencies	
Shareholder's Equity	
Common stock, no par value, 200 shares authorized, 150 shares issued and outstanding	297,000
Additional paid-in capital	31,400,089
Accumulated deficit	(28,368,654)
Total shareholder's equity	3,328,435
Total liabilities and shareholder's equity	$ 3,340,179

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations

Sunrise Securities Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides financing and corporate financial advisory services to small and mid-sized companies. As of 2013, the Company no longer introduces its customer transactions to another broker-dealer on a fully-disclosed basis.

The sole shareholder has agreed to provide funding to the Company to support operations as needed.

2. Summary of Significant Accounting Policies

Basis of Presentation

This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Revenue Recognition

Proprietary securities transactions and related expenses are recorded on a trade-date basis. Revenue and expenses related to underwriting and private placement activities are recognized on the closing date or when it can be determined that the fees have been irrevocably earned. Advisory service revenue is generally earned and recognized upon successful completion of the engagement or prorated over the term of the contracts depending on the terms of the arrangement.

Income Taxes

The Company has elected to be taxed as an S corporation under the Internal Revenue Code. A similar election was made for state tax purposes. Net income is directly taxable to the shareholder of the Company for individual tax purposes. The Company is subject to New York City corporation taxes.

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments

Fair Value Measurement guidance establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements) when market prices are not readily available or reliable. The three levels of hierarchy are described below:

Level I - Quoted prices are available in active markets for identical securities as of the reporting date. The types of investments which would generally be included in Level I include listed equities and listed derivatives. As required by GAAP, the Company does not adjust the quoted prices for these investments, even in a situation where the Company holds a large position and a purchase or sale could reasonably impact the quoted price.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The types of investments which would generally be included in this category include less liquid and restricted equity securities and certain over-the-counter derivatives.

Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The types of investments which would generally be included in this category include equity and/or debt securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Securities are classified within Level III of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Securities for which market prices are not readily available are valued at such value as management may reasonably determine in good faith to be its fair value, in consideration of either earnings, financial condition of the companies or recent equity transactions by a significant investor and other investment criteria.

The sole shareholder is responsible for valuation policies and procedures and determining the fair value of investments. The sole shareholder has procedures in place to determine fair value of the Company's Level III investments. Such procedures are designed to assure that the applicable valuation approach is appropriate and that the values included in these financial statements are based on observable inputs when possible or that unobservable valuation inputs are reasonable.

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments (continued)

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized had a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

The following table presents the Company's fair value hierarchy for securities owned as of December 31, 2014:

Securities owned at fair value:	Level I Quoted prices in active markets for identical assets	Level II Significant other observable inputs	Level III Unobservable inputs	Balance as of 12/31/14
Equities	$ 1,236,140	$ 239,862	$ -	$ 1,476,002
Warrants	-	18,334	-	18,334
	$ 1,236,140	$ 258,196	$ -	$ 1,494,336

The Company holds for investment purposes securities of an issuer that services the electric automobile industry and also other securities in diverse industries of varying sizes. The Company may receive securities as compensation in connection with its business activities. At December 31, 2014, these investments are included in the statement of financial condition in securities owned.

At December 31, 2014, an investment in one company servicing the electric automobile industry represented approximately 92% and 89% of the Company's Level I and Level II equities, respectively.

3. Transactions with Related Parties

During 2014, the Company recorded management fee expense of $840,000 which was charged by an affiliate pursuant to an expense sharing arrangement. Such affiliate is wholly-owned by the sole shareholder of the Company.

During 2014, the Company recorded an expense of approximately $569,000 to an affiliate for consulting services rendered. This affiliate is wholly-owned by the sole shareholder of the Company.

During 2014, a payable in the amount of $255,000 due to an affiliate of the sole shareholder was forgiven and treated as a capital contribution to the Company.

3. Transactions with Related Parties (continued)

During 2014, the sole shareholder contributed cash of $400,000 to the Company. At December 31, 2014, there was an amount due from an affiliate wholly-owned by the sole shareholder in the amount of $1,759,934, due on demand and non-interest bearing. This amount due represents approximately 52% of total assets.

4. Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled or recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition and there are currently no income tax returns under audit. The Company is no longer subject to U.S. federal and state income tax audits for periods prior to 2011. Any interest and penalties determined to result from uncertain tax positions will be classified as interest and other expense.

At December 31, 2014, the Company had deferred tax assets consisting of the following components:

Deferred tax assets:	
Net operating loss	$ 1,941,000
Capital loss	291,000
Charitable contribution	88,000
Gross deferred tax assets	2,320,000
Valuation allowance	(2,284,000)
Deferred tax assets after valuation allowance	$ 36,000
Deferred tax liabilities:	
Unrealized gain	(36,000)
Net deferred tax assets	$ -

4. Income Taxes (continued)

At December 31, 2014, the Company has approximately $993,000 of charitable contribution carryovers which expire between 2015 and 2019, approximately $21,931,000 of net operating loss carryovers which expire in years 2025 through 2033, and approximately $3,285,000 of capital loss carryovers for New York City purposes which expire between 2017 and 2019.

The effective rate of 0% is due to a change in valuation allowance.

5. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $332,456 which exceeded the required net capital by $232,456.

In accordance with the FINRA membership agreements applicable to the Company, it was designated to operate under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3 for the period from January 1, 2014 through December 1, 2014 and (k)(2)(i) for the period from December 2, 2014 through December 31, 2014. The Company does not handle cash or securities on behalf of its customers.

6. Off-Balance-Sheet-Risk and Concentration of Credit Risk

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance-sheet risk. These risks include both market and credit risk, which may be in excess of the amounts recognized in the statement of financial condition.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of the Company's investments due to market fluctuation. Unexpected volatility or illiquidity in the markets in which the Company holds positions could cause losses to be incurred.

Liquidity risk is the risk that the Company will not be able to sell investments quickly or at close to fair value.

All cash deposits of the Company are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

7. Contingencies

In the ordinary course of business, the Company is a respondent or defendant in various lawsuits or arbitrations. Currently such lawsuits or arbitrations are in various stages but the Company believes that all of such actions against the Company are without merit and will contest them vigorously. Thus the Company does not believe that these actions will ultimately have any material impact on the Company.

In addition, as an SEC-registered entity and FINRA member, the Company is from time to time subjected to regulatory reviews relating to its activities. There is currently an ongoing investigation regarding activities which the Company is no longer engaged, such as market making and introducing customer transactions to other broker-dealers. The Company believes that the results of this investigation will not have a material adverse effect on the Company's financial condition.